FILED BY MCK COMMUNICATIONS, INC.
PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933
SUBJECT COMPANIES: MCK COMMUNICATIONS, INC.
AND VERSO TECHNOLOGIES, INC.
REGISTRATION STATEMENT FILE NO.: 333-106864

September 3, 2003

TO:	MCK Communications Option Holders
FROM:	Tom Nolette
RE:	MCK Communications Stock Option Acceleration and Option Plan Termination

     As part of the pending merger with Verso Technologies, Inc., none of the outstanding MCK Communications stock options will be assumed or substituted by Verso. Instead, all outstanding MCK Communications stock options will be accelerated and become fully vested and exercisable prior to the closing of the merger, with the acceleration and any exercise of accelerated options contingent upon the closing of the merger. On or about Monday, September 8, 2003, we will provide you with additional information about the period during which you may exercise your stock options. We currently expect that you will have a period of fifteen (15) days prior to the effectiveness of the merger to exercise your options, in whole or in part. If your options are not exercised by the end of that period, then they will terminate upon the closing of the merger. If for any reason the merger does not close, then the vesting and exercisability of your options will not be accelerated.

IMPORTANT: PLEASE MAKE CAREFUL NOTE OF THE DEADLINE WHEN IT IS
ANNOUNCED! THERE WILL BE ABSOLUTELY NO EXCEPTIONS

     To help you understand the treatment of your options in the pending merger, we have developed the attached FAQ. Please note that the document does not include advice on the advantages and disadvantages of whether to exercise your options, or of the various methods of exercising options, or any other tax or financial advice. It does generally discuss the tax implications of exercising options, but your specific tax implications may vary, and therefore you should seek the advice of a professional who is familiar with your personal tax situation.

     Thank you for your attention.

MCK COMMUNICATIONS, INC.
STOCK OPTION ACCELERATION AND STOCK OPTION PLAN TERMINATION
FREQUENTLY ASKED QUESTIONS

1.	How are my MCK Communications stock options being treated in the merger with Verso?

     As part of the merger with Verso, none of the outstanding MCK Communications stock options will be assumed or substituted by Verso. Instead, all outstanding MCK Communications stock options will be accelerated and become fully vested and exercisable for a period which will begin approximately eighteen (18) days prior to the anticipated effective date of the merger and end approximately three (3) days prior to the anticipated effective date of the merger. The exercise of any accelerated options during the fifteen (15) day period will be contingent upon the closing of the merger, but will be effective three (3) days prior to the closing of the merger. In addition, in connection with the closing of the Merger, the 1996 Stock Option Plan, the 1999 Stock Option and Grant Plan and the 2000 Director Stock Option Plan (collectively, the “Plans”) and all unexercised option grants under the Plans will be terminated.

2.	How will I be notified that my options will be accelerated and will be fully vested and exercisable?

     Approximately eighteen (18) days prior to the anticipated effective date of the merger, MCK Communications will deliver to each optionee a hard copy of, the “MCK Communications Notification of Option Vesting Acceleration Under the 1996 Stock Option Plan, the 1999 Stock Option and Grant Plan and the 2000 Director Stock Option Plan” (the “Notice”). The Notice will include a description of the acceleration of option vesting, the termination of the Plans, and the paperwork required for you to exercise your options as desired.

3.	What if I am out of the office when the notice is delivered?

     MCK Communications will deliver the Notice to you even if you are currently out of the office on leave, vacation etc. or if your employment has recently been terminated and you retain MCK Communications stock options which are exercisable as of the anticipated merger closing date, in which case you will be contacted at the last email and physical address that you provided to MCK Communications.

4.	Where can I get information on the number of options I have?

     Contact Geri Brochu, at extension 6160, and ask for an “Optionee Statement.”

5.	Can I exercise my unvested options now?

     Not yet. Your unvested options currently remain subject to their current vesting schedule, and your options can only be exercised in accordance with that schedule.

6.	Can I exercise my vested options now?

     Yes. You may exercise your currently vested options now pursuant to the terms of the Plan under which your options were granted. If you wish to exercise vested options now you should complete an option exercise form, which is available from Geri Brochu. Any sale of shares is restricted during our blackout period.

7.	What if I resign or my employment is terminated prior to the closing of the merger?

     If your employment with the company is terminated for any reason prior to the closing of the merger, any unvested options as of your termination date will be lost and will not be accelerated; you will only be able to exercise your vested options as of your termination date under the terms of the applicable Plan.

8.	How do I exercise my accelerated options on or after the acceleration date?

     An option exercise form will be attached to the Notice. This form must be completed by selecting the method of exercise you want to use: cash payment or net exercise (swap). Each of these methods is described in greater detail below. You will be able to exercise your options in either way until three days prior to the effective time of the merger.

9.	How do I exercise my options with a cash payment?

     If you chose to do a cash exercise, you must deliver with your exercise notice a check payable to MCK Communications for your aggregate exercise price plus, if you are a U.S.-based employee, the amount of any applicable tax withholding. Exhibits A and B provide examples of a cash exercise of a Non-Qualified Stock Option and an Incentive Stock Option, respectively.

10.	How do I exercise my Incentive Stock Options by delivering shares having a value equal to the aggregate exercise price?

     If you chose to exercise your Incentive Stock Options by delivering shares having a value equal to the aggregate exercise price, you must deliver with your exercise notice either (i) an MCK Communications stock certificate that has a value, based on the price of the date of exercise, equal to or greater than the aggregate exercise price or (ii) elect for MCK Communications to withhold that number of shares from your exercise of a Non-Qualified Stock Option, that have a value, based on the price of the date of exercise, equal to or greater than the aggregate exercise price. Exhibit C provides an example of this type of stock option exercise. The exercise of a Non-Qualified Stock Option in this manner would be identical to a net exercise (swap) of a Non-Qualified Stock Option described in Question 12 below.

11.	What is the cost of exercising my options with a cash payment or by delivering shares having a value equal to the aggregate exercise price?

     There is no cost to option holders for completing a cash exercise or by delivering shares having a value equal to the aggregate exercise price. In such an exercise, the option holder is responsible for the aggregate exercise price and payment of applicable withholding taxes. The option holder is also responsible for any fees related to selling MCK Communications shares once the options are exercised and converted into MCK Communications shares, and for selling any Verso shares you receive in the merger.

12.	How do I exercise a Non-Qualified Stock Option on a net (swap) exercise basis?

     If you select this alternative, MCK Communications would retain that number of shares of MCK Communications common stock from the option with a value equal to the aggregate exercise price of your option. If you are a U.S.-based employee, you will be required to pay the amount of withholding tax to MCK Communications in cash once the gain is determined three days prior to the close. The number of shares required to cover the aggregate exercise price would be determined by using the closing price for MCK Communications common stock three days prior to the effective time of the merger. You would receive the balance of the shares. Exhibit D provides an example of this type of an exercise. An Incentive Stock Option exercised in this manner would be treated as a Non-Qualified Stock Option.

13.	What is the cost of completing the net exercise (swap)?

     There is no cost to option holders for completing a net exercise (swap), however, you will be required to pay to MCK Communications in cash, an amount equal to all applicable withholding taxes. The option holder is also responsible for any fees related to selling MCK Communications shares once the options are exercised and converted into MCK Communications shares, and for selling any Verso shares you receive in the merger.

14.	Will I receive the merger consideration if I exercise my options?

     Yes. As an MCK Communications stockholder at the time the merger closes (anticipated to be September 26, 2003), you will receive the same per share merger consideration as all other stockholders. The merger consideration includes both the shares of Verso common stock and the cash distribution.

15.	Which method of exercising options should I use?

     The method of exercise best for an individual is based on a number of factors specific to that person’s financial situation. Accordingly, we are unable to advise you as to whether to exercise your MCK Communications options or what method of exercising options you should choose.

16.	I don’t have a financial advisor. Does MCK Communications have a list of recommended advisors?

     No, the company does not provide referrals.

17.	What if the merger does not close?

     If the merger does not close, the Plans will not be terminated and outstanding options will not be accelerated or cancelled and any election you made to exercise accelerated options will be void. Any exercise of currently vested options by you will be effective and you will remain an MCK Communications stockholder with respect to those shares.

18.	What are the tax implications to U.S. Employees exercising options?

     Tax information is specific to the individual and therefore we cannot provide detailed tax guidance. There are some general statements, which will generally be true for everyone:

•	Tax withholding is required when Non-Qualified Stock Options are exercised. The portion of any Incentive Stock Option grant that becomes exercisable and vested as a result of the merger (other than by its terms) will be treated as Non-Qualified Stock Options and we will be required to withhold approximately 35% of the gain on the option exercise (calculated by subtracting the exercise price of the option from the market value of the consideration received on the exercise of the option).

•	There is no required tax withholding when you exercise Incentive Stock Options by paying the exercise price in cash or by delivering shares having a value equal to the aggregate exercise price. This does not mean there is no tax liability and you should consult your tax or financial advisor to determine the impact this will have on your tax liability. Tax withholding will be required if you exercise an Incentive Stock Option by means of a net exercise (swap).

•	Exact tax amounts will be calculated based on the market price of MCK Communications stock on the 3rd business day prior to the close. The taxes must be paid on the 2nd business day prior to close in order for the options to convert to shares and participate in the deal. Remote employees will be able to pay an estimated amount to be determined prior to the 3rd business day. Any variance will be reconciled and remitted when the actual price is determined.

You should contact your financial advisor regarding the tax effects of a stock option exercise, including the Alternative Minimum Tax that may apply on exercise of an Incentive Stock Option.

19.	What are the tax implications to Canadian and U.K. Employees exercising options?

     The applicable gain on the exercise of your options will be reported to CCRA on Form T4 for Canadian employees. The applicable gain for U.K. employees will be reported to the appropriate taxing authorities as well.

20.	Can I have the shares of MCK Communications common stock that I receive upon exercise sent to a brokerage account?

     Yes. To have the MCK Communications shares from any method of exercise transferred to your brokerage account, fill in the brokerage account information on the exercise form.

21.	Can I sell my MCK Communications stock prior to the deal being closed?

     MCK Communications is in a black out period and during a black out period you can exercise options but not sell stock. If the black out period is lifted prior to the merger, you will be able to buy and sell stock as normal.

22.	How will I receive my dividend and when?

     As soon as reasonably practicable after the effective time of the merger, the exchange agent will deliver to the MCK Communications stockholders of record immediately prior to the effective time of the merger, a check for the dividend. No interest will be paid on the dividend.

23.	What is the process for me receiving Verso shares for my MCK Communications shares and when?

     As soon as reasonably practicable after the effective time of the merger, the exchange agent will deliver to the MCK Communications stockholders of record immediately prior to the effective time of the merger, transmittal materials for use in exchanging their certificates representing MCK Communications common stock for certificates representing the Verso common stock constituting the merger consideration. MCK Communications stockholders should not forward their MCK Communications certificates until they receive the transmittal materials. Upon the delivery to the exchange agent of MCK Communications certificates (or indemnity reasonably satisfactory to Verso and the exchange agent for any lost, stolen or destroyed certificates), the exchange agent will deliver certificates representing shares of Verso common stock into which shares of a shareholder’s MCK Communications common stock are converted in the merger.

24.	What are the federal income tax consequences of the merger and the cash dividend?

     It is intended that MCK Communications and its stockholders generally will not recognize any gain or loss for United States federal income tax purposes in the merger. Verso and MCK Communications have received legal opinions to this effect and, as a part of completing the merger, such legal opinions will be reissued in substantially the same form. MCK Communications stockholders will also not recognize any income for United States federal income tax purposes on their share of the cash dividend from MCK Communications up to their respective adjusted tax basis in their MCK Communications common stock. MCK Communications stockholders will recognize gain on their share of the cash dividend from MCK Communications in excess of their adjusted tax basis in their MCK Communications common stock. The cash dividend from MCK Communications will have no direct tax consequences to MCK Communications or Verso.

ADDITIONAL INFORMATION: VERSO HAS FILED A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE PROPOSED MERGER, AND MCK COMMUNICATIONS HAS MAILED A PROXY STATEMENT/PROSPECTUS TO STOCKHOLDERS IN CONNECTION WITH THE PROPOSED MERGER. OPTIONHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS FOR THE MERGER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERSO, MCK COMMUNICATIONS AND THE PROPOSED MERGER.

YOU MAY OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE WEBSITE MAINTAINED BY THE SEC AT HTTP:/WWW.SEC.GOV OR BY CONTACTING GERI BROCHU AT EXTENTION 6160.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements contained in this document that are forward-looking are based on current expectations about the proposed merger with Verso, including the contributions MCK Communications is expected to make to Verso, as well as Verso’s future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to Verso and are subject to a number of uncertainties and risks, and Verso’s actual results, performance, prospects or opportunities in 2003 and beyond may differ materially from those expressed in, or implied by, these forward-looking statements. The uncertainties and risks include, but are not limited to: failure of the proposed transaction to close; the risk that MCK Communications’ business and other acquired businesses will not be integrated successfully or that Verso will incur unanticipated costs of integration; Verso’s ability to expand its customer base and achieve and maintain profitability; the combined companies’ ability to develop new products and services and enhance and support existing products and services; the combined companies’ ability to maintain MCK Communications’ vendor and strategic partner relationships and retain key employees; Verso’s ability to keep pace with technological developments and industry requirements; Verso’s ability to efficiently manage its growing operations; changes in the market for telecommunications equipment and the economy in general; Verso’s ability to maintain its Nasdaq listing; and other unanticipated events and conditions. For further information about risks, uncertainties and contingencies relating to Verso and MCK Communications and their respective businesses, please review their most recent respective Forms 10-K and 10-Q filed with the SEC. You should not place undue reliance on these forward-looking statements, which reflect management’s analysis, judgment, belief, or expectation only as of the date hereof. Except as required by federal securities laws, MCK Communications undertakes no obligation to publicly revise these forward-looking statements or risks, uncertainties, or contingencies to reflect events or circumstances that arise after the date hereof.

Exhibit A

Non-Qualified Stock Option – Cash Exercise

     The following information illustrates the payments due upon a cash exercise of a Non-Qualified Stock Option to purchase 1,000 shares of MCK Communications common stock with an exercise price equal to $1.00 per share, based upon certain assumption set forth below.

Assumptions:

•	The closing market price of MCK Communications common stock three days before the effective time of the merger is $4.60.

•	Each share of MCK Communications common stock will be converted into 0.85 shares of Verso common stock upon closing of the merger.

•	The market price of Verso common stock as of the closing of the merger is $4.00.

•	The per share cash dividend payable to MCK Communications stockholders immediately prior to the closing of the merger is equal to $1.20 per share.

•	The tax withholding rate is 35%.

Payment Due:

•	You must pay the aggregate exercise price of $1,000.00 (1,000 shares x $1.00).

•	If You are a U.S.-based employee, you must also pay withholding tax of 35% on the difference between the market value of MCK Communications stock you receive and the amount of the exercise price paid in cash. This amount would be equal to $1,260.00 (35% x ((1,000 shares x $4.60) — $1,000.00))).

•	Accordingly, you would be required to pay MCK Communications an aggregate amount of $2,260.00 and would receive 1,000 shares of MCK Communications common stock.

Merger Consideration/Cash Dividend:

•	You would receive 850 shares of Verso common stock (1,000 shares x 0.85).

•	You would also receive a cash dividend of $1,200.00 (1,000 shares x $1.20).

•	Accordingly, the aggregate value you would receive in connection with the closing of the merger and the payment of the dividend would be $4,600.00 ((850 shares x $4.00) + $1,200.00).

Exhibit B

Incentive Stock Option – Cash Exercise

     The following information illustrates the payments due upon a cash exercise of an Incentive Stock Option to purchase 1,000 shares of MCK Communications common stock with an exercise price equal to $1.00 per share, based upon certain assumption set forth below.

Assumptions:

•	The closing market price of MCK Communications common stock three days before the effective time of the merger is $4.60.

•	Each share of MCK Communications common stock will be converted into 0.85 shares of Verso common stock upon closing of the merger.

•	The market price of Verso common stock as of the closing of the merger is $4.00.

•	The per share cash dividend payable to MCK Communications stockholders immediately prior to the closing of the merger is equal to $1.20 per share.

Payment Due:

•	You must pay the aggregate exercise price of $1,000.00 (1,000 shares x $1.00).

•	No withholding tax is due upon the exercise of an Incentive Stock Option if the exercise price is paid in cash.

•	Accordingly, you would be required to pay MCK Communications an aggregate amount of $1,000.00 and would receive 1,000 shares of MCK Communications common stock.

Merger Consideration/Cash Dividend:

•	You would receive 850 shares of Verso common stock (1,000 shares x 0.85).

•	You would also receive a cash payment of $1,200.00 (1,000 shares x $1.20).

•	Accordingly, the aggregate value you would receive in connection with the closing of the merger and the payment of the dividend would be $4,600.00 ((850 shares x $4.00) + $1,200.00).

Exhibit C

Incentive Stock Option – Other Consideration Exercise

     The following information illustrates the payments due upon an exercise of an Incentive Stock Option to purchase 1,000 shares of MCK Communications common stock with an exercise price equal to $1.00 per share, based upon certain assumption set forth below, in which the exercise price is paid by returning previously issued shares of MCK Communications common stock (which shares may be shares issued upon exercise of a Non-Qualified Stock Option).

Assumptions:

•	The closing market price of MCK Communications common stock three days before the effective time of the merger is $4.60.

•	Each share of MCK Communications common stock will be converted into 0.85 shares of Verso common stock upon closing of the merger.

•	The market price of Verso common stock as of the closing of the merger is $4.00.

•	The per share cash dividend payable to MCK Communications stockholders immediately prior to the closing of the merger is equal to $1.20 per share.

Payment Due:

•	You must pay the aggregate exercise price of $1,000.00 (1,000 shares x $1.00). This would require the return of 218 shares of MCK Communications common stock (218 shares x $4.60 = $1,002.80).

•	No withholding tax is due upon the exercise of an Incentive Stock Option in this manner.

•	Accordingly, you would be required to return to MCK Communications 218 shares of MCK Communications common stock and would receive 1,000 shares of MCK Communications common stock.

Merger Consideration/Cash Dividend:

•	You would receive 850 shares of Verso common stock (1,000 shares x 0.85).

•	You would also receive a cash payment of $1,200.00 (1,000 shares x $1.20).

•	Accordingly, the aggregate value you would receive in connection with the closing of the merger and the payment of the dividend would be $4,600.00 ((850 shares x $4.00) + $1,200.00).

Exhibit D

Non-Qualified Stock Option – Net Exercise (Swap)

     The following information illustrates the payments due upon a net exercise (swap) of a Non-Qualified Stock Option to purchase 1,000 shares of MCK Communications common stock with an exercise price equal to $1.00 per share, based upon certain assumption set forth below.

Assumptions:

•	The closing market price of MCK Communications common stock three days before the effective time of the merger is $4.60.

•	Each share of MCK Communications common stock will be converted into 0.85 shares of Verso common stock upon closing of the merger.

•	The market price of Verso common stock as of the closing of the merger is $4.00.

•	The per share cash dividend payable to MCK Communications stockholders immediately prior to the closing of the merger is equal to $1.20 per share.

•	The tax withholding rate is 35%.

Payment Due:

•	MCK Communications would withhold shares of common stock from the option having a value equal to the aggregate exercise price, or 218 shares (218 shares x $4.60 = $1,002.80).

•	If you are a U.S.-based employee, you must also pay withholding tax of 35% on the market value of MCK Communications stock you receive. This amount would be equal to $1,259.02 (35% x (782 shares x $4.60) = $1,259.02).

•	Accordingly, you would be required to pay MCK Communications an aggregate amount of $1,259.02 and would receive 782 shares of MCK Communications common stock.

Merger Consideration/Cash Dividend:

•	You would receive 664 shares of Verso common stock (782 shares x 0.85).

•	You would also receive a cash payment of $938.40 (782 shares x $1.20).

•	Accordingly, the aggregate value you would receive in connection with the closing of the merger and the payment of the dividend would be $3,594.40 ((664 shares x $4.00) + $938.40).